SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                            Meadow Valley Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    583185103

                                 (CUSIP Number)

                                 March 11, 2005
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
      [ ]   Rule 13d-1(b)
      [X]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)


                               (Page 1 of 5 Pages)

----------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583185103                   13G                      Page 2 of 5 Pages


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(1)   NAMES OF REPORTING PERSONS
      Praesidium Investment Management Company, LLC (See Item 2(A))

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      20-0302413
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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NUMBER OF         (5)   SOLE VOTING POWER
                        -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (6)   SHARED VOTING POWER
                        339,273 (See Item 4)
OWNED BY          --------------------------------------------------------------

EACH              (7)   SOLE DISPOSITIVE POWER
                        -0-
REPORTING         --------------------------------------------------------------

PERSON WITH       (8)   SHARED DISPOSITIVE POWER
                        339,273 (See Item 4)
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(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      339,273 (See Item 4)
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(10)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.4%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 583185103                    13G                     Page 3 of 5 Pages


Item 1(a). Name of Issuer:

      The name of the issuer is Meadow Valley Corporation (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

      The Issuer's principal executive offices are located at 4411 South 40th Street, Suite D-11, Phoenix, AZ 85040.

Item 2(a). Name of Person Filing:

This schedule 13G is being filed by Praesidium Investment Management Company, LLC, a Delaware limited liability company (the "Management Company") which serves as investment manager or advisor to a number of hedge funds (collectively the "Funds") with respect to the shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      The address of the business office of the Reporting Person is 747 Third Avenue, New York, New York 10017.

Item 2(c). Citizenship:

      The Management Company is organized as a limited liability company under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:

      Common Stock, $0.001 par value (the "Common Stock")

Item 2(e). CUSIP Number: 583185103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act,
      (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
      (e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),
      (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
      (h) [ ] Savings Association as defined in
              Section 3(b) of the Federal Deposit Insurance Act,
      (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      Not applicable.

CUSIP No. 583185103                    13G                     Page 4 of 5 Pages


Item 4. Ownership.

Praesidium Investment Management Company, LLC

      (a)   Amount beneficially owned: 339,273

      (b) Percent of class: 9.4% The percentages used herein and in the rest of Item 4 are calculated based upon the 3,601,250 shares of Common Stock outstanding as of November 11, 2004, as set forth in the Company's Form 10-Q for the quarter ended September 30, 2004.

      (c)   (i)   Sole power to vote or direct the vote: -0-
            (ii)  Shared power to vote or direct the vote:
            (iii) Sole power to dispose or direct the disposition: -0-
            (iv)  Shared power to dispose or direct the disposition:

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      See response to Item 2(A)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

CUSIP No. 583185103                    13G                     Page 5 of 5 Pages


Item 10. Certification.

      The Reporting Person hereby makes the following certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 11, 2005

                                PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC


                                By: /s/ Peter Uddo
                                    --------------------------------------------
                                    Name:  Peter Uddo
                                    Title: Managing Member